As filed with the Securities and Exchange Commission on November 18, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Cole Corporate Income Trust, Inc.

(Name of Subject Company)

Cole Corporate Income Trust, Inc.

(Name of Person(s) Filing Statement)

Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

19326H 109

(CUSIP Number of Class of Securities)

Joshua E. Levit

Secretary

Cole Corporate Income Trust, Inc.

2325 Camelback Road, Suite 1100

Phoenix, Arizona 85016

(602) 778-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Lauren B. Prevost

Seth K. Weiner

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

(404) 233-7000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to the cash tender offer by CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (together, “CMG”), to purchase up to 2,000,000 shares of the outstanding common stock, par value $0.01 per share, of Cole Corporate Income Trust, Inc., a Maryland corporation (which we refer to herein as the “Company,” “we,” “our” or “us”), at a price of $7.00 per share (the “Offer Price”) in cash. As discussed below, the board of directors of the Company (the “Board of Directors”) recommends that the Company’s stockholders reject the tender offer by CMG to purchase their shares of common stock.

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company is Cole Corporate Income Trust, Inc., a Maryland corporation. The address and telephone number of the principal executive offices of the Company are 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016, (602) 778-8700.

(b) Securities. The class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, $0.01 par value per share (the “Shares”). As of the close of business on November 17, 2014, there were 197,605,729 shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the subject company. The name, address and telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by CMG to purchase up to 2,000,000 Shares at a purchase price equal to $7.00 per share, subject to the conditions set forth in the Amended Offer to Purchase dated November 6, 2014 (the “Offer to Purchase”) and the related Amended Agreement of Assignment and Transfer form (together with the Offer to Purchase, the “CMG Offer”), as set forth in CMG’s Tender Offer Statement on Schedule TO, Amendment No. 1 to Schedule TO and Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2014, November 6, 2014 and November 12, 2014, respectively (collectively, the “Schedule TO”). Unless the Offer is extended, it will expire at 11:59 p.m., Pacific Time, on December 12, 2014. The foregoing summary of the Offer is qualified in its entirety by the Offer to Purchase.

According to the Schedule TO, the address and principal executive offices of CMG are 12828 Northup Way, Suite 110, Bellevue, Washington 98005, and its telephone number is (425) 376-0693.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, to the best knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and CMG and their respective executive officers, directors or affiliates.

As of the date of this Schedule 14D-9, to the best knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Part III – Item 10. Directors, Executive Officers and Corporate Governance,” “Part III – Item 11. Executive Compensation,” “Part III – Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Part III – Item 13. Certain Relationships and Related Transactions and Director Independence” in the Company’s

Annual Report on Form 10-K (the “Annual Report”), as filed with the SEC on March 31, 2014, as well as Note 10, Related Party Transactions, to the Consolidated Financial Statements contained in the section entitled “Part IV – Item 15. Exhibits, Financial Statement Schedules” in the Annual Report, and the “Transactions with Related Persons, Promoters and Certain Control Persons” section of the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), as filed with the SEC on April 8, 2014, which information is incorporated herein by reference. The Annual Report and Proxy Statement were previously made available to all of the Company’s stockholders and are available for free on the SEC’s web site at www.sec.gov.

Item 4. The Solicitation or Recommendation.

(a) Recommendation. The Board of Directors recommends that the Company’s stockholders reject the tender offer by CMG to purchase their shares of common stock. The information set forth in the letter to stockholders, dated November 18, 2014 (the “Letter to Stockholders”) a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the CMG Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

To the best knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the CMG Offer.

Item 6. Interest in Securities of the Subject Company.

Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, during the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the CMG Offer that relate to a tender offer or other acquisition of the Shares by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the CMG Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the CMG Offer that relate to one or more of the matters referred to in this Item 7.

As previously announced by the Company in a Press Release and Current Report on Form 8-K filed with the SEC on September 2, 2014, on August 30, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Select Income REIT, a Maryland real estate investment trust (“SIR”), and SC Merger Sub LLC, a Maryland limited liability company and wholly-owned subsidiary of SIR (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of certain conditions, the Company will be merged with and into Merger Sub (the “Merger”) with Merger Sub surviving as a wholly-owned subsidiary of SIR and the separate corporate existence of the Company will cease. The Company did not enter into the Merger Agreement or engage in negotiations with respect thereto in response to the CMG Offer.

Item 8. Additional Information.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should,” “will,” “predicted,” “likely” or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects, liquidity options and proposed Merger and distribution rates and amounts are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from those currently anticipated in these forward-looking statements. In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, the risk factors provided in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These factors include, but are not limited to: the failure to receive, on a timely basis or otherwise, the required approvals by the stockholders of the Company and SIR; the risk that a condition to closing of the proposed Merger may not be satisfied; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to obtain regulatory approvals for the Merger; the possibility that the anticipated benefits and synergies from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of the Company’s and SIR’s operations and real estate assets will be greater than expected; operating costs and disruption of management’s attention from ongoing business operations may be greater than expected; the outcome of any legal proceedings relating to the Merger or the Merger Agreement; risks to consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period or at all; the ability of the Company, SIR or the combined company to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the transaction; market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including dislocations and liquidity disruptions in the credit markets; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; competition for real estate assets and tenants; impairment charges; the availability of cash flow from operating activities for distributions and capital expenditures; the ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; actions or failures by joint venture partners, including development partners; and the impact of legislative, regulatory and competitive changes.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of materials of any vote or approval in respect of the proposed Merger involving the Company or otherwise. In connection with the proposed Merger, a special stockholder meeting will be announced soon to obtain stockholder approval. In connection with the Merger, SIR filed a registration statement on Form S-4 (the “Registration Statement”) on October 17, 2014 with the SEC containing a preliminary joint proxy statement of the Company and SIR and that also constitutes a prospectus of SIR. The Registration Statement has not yet been declared effective by the SEC. The Company and SIR plan to file other relevant materials with the SEC. Investors and security holders of the Company are urged to read the Registration Statement and other relevant materials (when they become available) because they contain (and will contain) important information about the Company, SIR and the proposed Merger. After the Registration Statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be provided to the stockholders of the Company. The Registration Statement, the joint proxy statement/prospectus and other relevant materials filed by the Company and SIR with the SEC (when they become available) may be obtained free of charge at the SEC’s website at www.sec.gov, at the Company’s website at www.colecapital.com, at SIR’s website at www.sirreit.com or by sending a written request to the Company at 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016, Attention: Investor Relations.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from the stockholders of the Company in favor of the proposed Merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of the Company’s stockholders in connection with the proposed Merger and their ownership of the Company’s common stock will be set forth in the Company’s joint proxy statement for its special meeting. Investors can find more information about the Company’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, its Definitive Proxy Statement filed with the SEC on Schedule 14A on April 8, 2014 and its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2014.

Item 9. Exhibits.

The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLE CORPORATE INCOME TRUST, INC.

Date: November 18, 2014	/s/ Joshua E. Levit
	Name:	Joshua E. Levit
	Title:	Secretary

Exhibit Index

Exhibit No.	Description

(a)(1)*	Letter to Stockholders of the Company from Joshua E. Levit, Secretary, dated as of November 18, 2014.

(e)(1)	Excerpts from the Annual Report on Form 10-K filed by the Company on March 31, 2014 (the sections of the Company’s Annual Report on Form 10-K specified in Items 3 and 8 and filed as Exhibit (e)(1) hereto are incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2014).

(e)(2)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by the Company on April 8, 2014 (the section of the Company’s Definitive Proxy Statement on Schedule 14A specified in Items 3 and 8 and filed as Exhibit (e)(2) hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 8, 2014).

(e)(3)	Excerpts from the Quarterly Report on Form 10-Q filed by the Company on November 14, 2014 (the information in the Company’s Quarterly Report on Form 10-Q specified in Item 8 and filed as Exhibit (e)(3) hereto is incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2014).

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Shares of the Company and filed herewith.

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